[Letterhead of Chesapeake Energy Corporation]

June 27, 2006

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Chesapeake Energy Corporation

Withdrawal of Form S-3, File No. 333-135319

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Chesapeake Energy Corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-135319) filed on June 26, 2006.

The Registrant is making this request because our filing agent mistakenly filed the Registration Statement as a Form S-3 rather than a
Form S-3ASR. The Registrant is filing the appropriate Form S-3ASR on June 27, 2006 concurrently with this withdrawal request. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

We appreciate your assistance and should you need any additional information, please feel free to contact Philip Warman of Vinson & Elkins L.L.P., at (713) 758-3847.

Respectfully submitted,

Chesapeake Energy Corporation

By:	/s/ Jennifer Grigsby
Name: Jennifer Grigsby
Title: Vice President, Assistant Treasurer and Corporate Secretary